Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the years ended December 31, 2017 and 2016

March 1, 2018

MD&A

CONTENTS

Introduction	1
Cautionary Note Regarding Forward-Looking Statements	2
Non-GAAP Disclosures	2
Description of Our Business	3
Risks and Uncertainties	5
Business Combinations	6
Overall Performance	9
Three months ended December 31, 2017 Results	15
Segmented Results	19
Selected Consolidated Quarterly Results	25
Capital and Liquidity	26
Outstanding Common Share Data	27
Off-Balance Sheet Arrangements	28
Proposed Transactions	28
Significant Accounting Policies, Including Initial Adoption of Policies and Critical Estimates	28
Disclosure Controls and Procedures	40
Management’s Annual Report on Internal Controls Over Financial Reporting	40
Changes in Internal Control Over Financial Reporting	41

Year ended December 31, 2017

MD&A

Introduction

This Management’s Discussion and Analysis of Quarterhill Inc. (this “MD&A”) is dated March 1, 2018. References in this MD&A to “Quarterhill”, “we”, “us” and “our” refer to Quarterhill Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise and references to “Common Shares” in this MD&A refer to common shares in the capital of Quarterhill.

On April 17, 2017, we announced that our Board of Directors (our “Board”) had approved a plan to transform the company into a growth-oriented diversified holding company by acquiring technology businesses that will operate alongside our existing intellectual property licensing company. As part of this transformation, we amalgamated with a number of our subsidiaries and changed our name to Quarterhill Inc. on June 1, 2017 and began trading under the symbol “QTRH” on both the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (the “Nasdaq”) on June 5, 2017.

Quarterhill is a Canadian company focused on being a disciplined acquirer and manager of established technology companies with a diverse offering of products and services worldwide. Our strategy is to acquire and operate financially attractive niche technology companies including those that provide vertical market software and solutions servicing large and stable industries and intelligent industrial systems such as technology-enabled companies serving converging industries including transportation.

We are focusing our business on building a consistently profitable company through the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other considerations.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars, except for share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We have prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the year ended December 31, 2017 and up to and including March 1, 2018. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our Annual Information Form for the year ended December 31, 2017 (our “AIF”), is available on-line at www.sedar.com and also on our website at www.Quarterhill.com. Our Form 40-F can be found on the United States Securities and Exchange Commission (“SEC”) EDGAR website at www.sec.gov.

This MD&A should be read in conjunction with Quarterhill’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2017 and December 31, 2016, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and SEC regulations for annual financial information as applicable.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including in this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board’s Audit Committee (the “Audit Committee”) and, finally, by our Board as a whole.

Year ended December 31, 2017	1

MD&A

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of our subsidiaries’ businesses;
•	our estimates regarding our effective tax rate;
•	our expectations regarding ability to acquire additional businesses to further our growth; and
•	our expectations with respect to the sufficiency of our financial resources.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “project”, the negatives of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Disclosures

Quarterhill has historically used a set of metrics when evaluating our operational and financial performance. We continually monitor, evaluate and update these metrics as required to ensure they provide information considered most useful, in the opinion of our management, to any decision-making based on Quarterhill’s performance. This section defines, quantifies and analyzes the key performance indicators used by our management and referred to elsewhere in this MD&A, which are not recognized under GAAP and have no standardized meaning prescribed by GAAP. These indicators and measures are therefore unlikely to be comparable to similar measures presented by other issuers.

In this MD&A, we use the Non-GAAP term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock-based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by our management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. Adjusted EBITDA should not be interpreted as an alternative to net income and cash flows from operations as determined in accordance with GAAP or as a measure of liquidity.

Year ended December 31, 2017	2

MD&A

Description of Our Business

In 2017, Quarterhill began a transition away from a singular reliance on our patent monetization business towards becoming, over time, a disciplined acquirer and manager of established technology companies operating alongside the patent monetization business. To this end, in 2017, we reorganized our corporate affairs to create Quarterhill, transferred and assigned all of our patent monetization assets to a separate Wi-LAN Inc. company (“WiLAN”), acquired each of VIZIYA Corp. (“VIZIYA”) and International Road Dynamics Inc. (“IRD”) and their respective businesses and, effective January 1, 2018, hired Douglas Parker, a seasoned and experienced mergers and acquisitions executive, as our President and Chief Executive Officer to lead our new endeavours.

Today we are continuing this evolution towards our goal of acquiring and operating financially attractive niche technology companies including those in vertical market software and solutions that service large and stable industries and intelligent industrial systems such as technology-enabled companies serving converging industries including transportation.

Strategy

We are focusing our business on the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other material considerations.

We believe that if we increase the share of our revenue derived from recurring sources such as annual maintenance renewals, subscription revenue, hosted revenue and longer-term consulting engagements, we will also increase our cash flows and revenue stream predictability which we hope will allow us to better scale our operations to ensure that we meet our strategic mandate of operating profitably regardless of the prevailing economic market conditions and grow both organically and through acquisitions.

Our three current existing businesses are fully described in more detail in our AIF. We have determined that we operate in three business segments providing technology licensing, intelligent transportation system and asset maintenance solutions as we currently review our operating results, assess our performance, make decisions about resources and generate discrete financial information for each of these segments. We have called these segments Technology, Mobility and Factory.

Technology Segment

Our Technology segment focuses on technology licensing as its principal business activity. We have an investment in WiLAN, a leading patent licensing company, based in Ottawa, Canada with offices in Orange County and Carlsbad, California. WiLAN has developed and patented inventions that have proven of great value to third-parties and has a history of acquiring patents that it believes hold great value from other inventors. WiLAN also works with patent inventors and owners to unlock the value trapped in patents that their inventors or owners have been unable to obtain, by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with licensing these patents.

Current patent portfolios held by WiLAN include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Year ended December 31, 2017	3

MD&A

WiLAN’s agreements licensing its patents generally take into consideration license rights and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified duration or running royalty-based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees.

WiLAN’s employees have unique skill sets and proven abilities to conclude license agreements. This is important as the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development and in patent licensing and litigation are as crucial as strong patents.

Mobility Segment

Our Mobility segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. Our first investment in this segment is IRD.  Headquartered in Saskatoon, Canada, IRD is one of the world’s leading providers of integrated systems and solutions for the global Intelligent Transportation Systems industry (the “ITS Industry”). The ITS Industry is focused on improving the mobility, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

IRD’s core strengths are its national and international sales networks and installed base of systems, its intellectual property (trade names, patents, trademarks and other proprietary knowledge) and its ability to utilize a variety of patented and proprietary and original equipment manufacturer technologies, including IRD’s proprietary “Weigh-In-Motion” and vehicle measurement technologies, to detect, classify and weigh vehicles at highway speeds. IRD delivers automated systems for commercial vehicle operations at truck weigh stations, border crossings, highway traffic data collection and highway toll collection systems.

IRD’s customers include government transportation agencies, traffic engineering consultants and operators, city and municipal agencies, concessionaires and industrial, mining and transportation service companies worldwide.

IRD’s revenue is derived from selling integrated transportation systems, services and products. Integrated systems are made up of a combination of proprietary electronics, software technology, “Weigh-In-Motion” and vehicle measurement products and installation and commissioning services. Service contracts are typically multi-year, renewable arrangements for IRD to maintain and service its installed systems and products for its customers. In addition, IRD enters into recurring revenue service contracts under which they own the equipment providing customer services such as delivery of real time and statistical traffic information and truck weigh station bypass services.

Factory Segment

We consider companies focused on business operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “factory” environment and we classify our related investments in our Factory segment. Our first investment in this segment is VIZIYA based in Hamilton, Canada. VIZIYA creates and licenses enterprise asset management software to help organizations with heavy asset businesses optimize asset performance and “uptime”, which software is designed to be integrated with major computerized maintenance management systems sold by such providers as Oracle Corporation (including Oracle Cloud, E-Business, PeopleSoft and JD Edwards), SAP SE, International Business Machines Corporation, J.D. Edwards World Solution Company and Infor.

Organizations in industries such as oil and gas, mining, manufacturing, pharmaceuticals, food and beverage, power generation, among others, rely heavily on physical plants containing numerous dedicated pieces of equipment, or

Year ended December 31, 2017	4

MD&A

physical assets, to run their respective businesses. To manage these physical assets over their predicted lifetimes, dedicated enterprise asset management software solutions are used by the owners of these physical assets to coordinate every aspect of any such physical asset-intensive organization.

VIZIYA’s software solutions work together with these dedicated enterprise asset management software solutions to optimize the performance and “uptime” of physical assets to help VIZIYA’s customers achieve production targets, control costs and manage safety and compliance through maximum physical asset utilization.

Risks and Uncertainties

Quarterhill and our operating subsidiaries operate in ever-changing business and competitive economic environments that expose us to a number of risks and uncertainties. This MD&A is qualified in its entirety by the risk factors described in our March 1, 2018 AIF. The risks and uncertainties discussed in greater detail under the heading “Risk Factors” in our March 1, 2018 AIF are not, however, the only risks we face. We may also be subject to additional risks and uncertainties that are currently unknown or not currently deemed material to our respective business operations. If any of the risks or uncertainties we and our operating subsidiaries face were to occur, they could materially affect our future operating results and could cause actual events to differ materially from those which we expect or that we have described in our forward-looking statements.

These factors should be considered carefully and readers should not place undue reliance on our forward-looking statements and forward-looking information. Any of the matters described under this “Risks and Uncertainties” section could have a material adverse effect on our businesses, results of operations and financial condition, in which case the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. Please also refer to the “Cautionary Note Regarding Forward-Looking Statements” section of this MD&A.

Year ended December 31, 2017	5

MD&A

BUSINESS COMBINATIONS

Quarterhill completed three acquisitions during the year ended December 31, 2017.

On April 17, 2017, we announced the acquisition of 100% of the issued and outstanding common shares of IRD for aggregate consideration of approximately $47.8 million. This acquisition closed on June 1, 2017; accordingly, our financial results for the three months ended December 31, 2017 include IRD’s results for the entire quarter and our results for the year ended December 31, 2017 include the results of IRD from June 1, 2017 onwards. The recognized amounts of identifiable assets acquired and liabilities assumed, based on their estimated fair values as at May 31, 2017 were as follows:

Acquisition of International Road Dynamics Inc.
Current assets	$21,358
Non-current tangible assets	7,739
Customer related intangible assets	8,100
Technology related intangible assets	7,400
Brand related intangible assets	5,900
Backlog related intangible assets	1,300
Deferred income tax liabilities	(6,117)
Other liabilities assumed	(13,718)
Total identifiable net assets	31,962
Goodwill	15,820
Net assets acquired	$47,782

Purchase price reconciliation
Cash purchase price	$49,860
Less cash acquired	2,078
Net purchase price	$47,782

Included in identifiable net assets is acquired deferred revenue which represents advance payments from customers related to various revenue contracts. We estimated our obligation related to the deferred revenue using the cost build-up approach which determines fair value by estimating the costs relating to supporting the obligation plus an assumed profit. The sum of the costs and assumed profit approximates, in theory, the amount that we would be required to pay a third-party to assume the obligation. The estimated costs to fulfill the obligation were based on the near-term projected cost structure for various revenue contracts. As a result, we recorded an adjustment to reduce IRD’s carrying value of deferred revenue by $380, which represents our estimate of the fair value of the contractual obligations assumed based on an external valuation. The net deferred revenue included in the liabilities assumed above is $4.8 million, after the impact of this adjustment. Also included within net tangible assets were certain contract assets which represent revenue earned by IRD on long-term projects for which billings had not yet occurred as of May 31, 2017. As these long-term projects have now been assumed by Quarterhill, we will be responsible for billing and collecting cash on these projects at the appropriate time, but we will not recognize revenue for these billings. The fair value assigned to these contract assets as of May 31, 2017 was $4.7 million. The carrying value of inventory was increased by a fair value increment of $642. This “step-up” in inventory value will result in increased costs of revenues until such time as the inventory is fully consumed.

Acquisition-related costs for IRD included in “Special charges” in the consolidated statements of operations for the three months and year ended December 31, 2017 were $0.1 million and $0.9 million, respectively.

Year ended December 31, 2017	6

MD&A

Goodwill recorded in connection with the IRD acquisition is primarily attributable to our expected future earnings potential as a result of the enhanced opportunity to expand Quarterhill’s addressable market and drive overall growth. The goodwill recognized in connection with this acquisition has been allocated to our Mobility segment and will be evaluated for impairment (along with the indefinite-lived intangible assets) in the fourth quarter of each fiscal year consistent with our existing impairment policy. As at December 31, 2017, we have determined that there are no indicators of impairment present with respect to IRD and have concluded there is no impairment charge necessary.

On May 4, 2017, we announced that we had acquired 100% of the issued and outstanding shares of VIZIYA and its related companies for an aggregate consideration of up to $30.0 million. In certain circumstances, based on an earn-out formula (discussed below) the aggregate consideration could be greater than $30.0 million. The results of VIZIYA and its related companies have been included for the entire quarter ended December 31, 2017 and the results for the months of May to December 2017 have been included in our financial results for year ended December 31, 2017. The recognized amounts of identifiable assets acquired and liabilities assumed, based on their estimated fair values on May 3, 2017 were as follows:

Acquisition of VIZIYA Corp.
Current assets	$2,955
Non-current tangible assets	305
Customer related intangible assets	5,800
Technology related intangible assets	10,000
Brand related intangible assets	1,400
Deferred income tax liabilities	(4,796)
Other liabilities assumed	(2,711)
Total identifiable net assets	12,953
Goodwill	12,680
Net assets acquired	$25,633

Purchase price reconciliation
Cash purchase price	$17,675
Less cash acquired	56
Common shares issued	662
Fair value of contingent share consideration	2,650
Fair value of contingent cash consideration	3,800
Shareholder loan repaid	902
Net purchase price	$25,633

Included in net tangible assets is acquired deferred revenue which represents advance payments from customers related to various revenue contracts. We estimated our obligation related to the deferred revenue using the cost build-up approach which determines fair value by estimating the costs related to supporting the obligation plus an assumed profit. The sum of the costs and assumed profit approximates, in theory, the amount that we would be required to pay a third-party to assume the obligation. The estimated costs to fulfill the obligation were based on the near-term projected cost structure for various revenue contracts. As a result, we recorded an adjustment to reduce VIZIYA’s carrying value of deferred revenue by $0.9 million, which represents our estimate of the fair value of the contractual obligations assumed based on an independent valuation. The net deferred revenues included in the liabilities assumed above are $1.6 million, after the impact of this adjustment.

Acquisition-related costs for VIZIYA included in “Special charges” in the consolidated financial statements of operations for the three months and year ended December 31, 2017 were $0.1 million and $0.8 million, respectively.

Year ended December 31, 2017	7

MD&A

In connection with this acquisition, we agreed to pay the former owners of VIZIYA up to an additional $11.9 million upon VIZIYA achieving certain Earnings Before Interest, Taxes and Amortization (“EBITA”) targets for the period from April 1, 2017 to July 31, 2019. This amount consists of cash consideration of up to $6.0 million and the issuance of up to 3,647,417 additional Common Shares. In addition, if VIZIYA achieves cumulative EBITDA during that period exceeding $11.9 million, then we will pay 50% of that excess as additional contingent consideration until that cumulative EBITDA reaches $24.0 million

The liability associated with the expected payment of the contingent consideration obligation was preliminarily valued at $6.5 million at the acquisition date, consisting of $3.8 million reflecting the fair value of the contingent cash consideration and $2.7 million reflecting the fair value of the contingent share consideration. We have reevaluated the fair value of both contingent consideration elements as at December 31, 2017 based on a revised Monte Carlo simulation reflecting actual results for the period from acquisition to December 31, 2017 and new forecasts prepared by the VIZIYA management team. This has resulted in a reduction to the estimated fair value of the contingent consideration to $4.5 million with the corresponding gain of $2.0 million recognized in Special charges. We will continue to reevaluate the fair value of the contingent consideration on a periodic basis which may result in a further increase or decrease in the liability recorded.

Goodwill recorded in connection with the acquisition is primarily attributable to our expected future earnings potential as a result of the enhanced opportunity to expand Quarterhill’s addressable market and drive overall growth. The goodwill recognized in connection with the acquisition has been allocated to the Factory segment and will be evaluated for impairment (along with the indefinite-lived intangible assets) in the fourth quarter of each fiscal year consistent with our existing impairment policy. As at December 31, 2017, we have determined that there are no indicators of impairment present with respect to VIZIYA and have concluded there is no impairment charge necessary.

On July 18, 2017, we acquired 100% of the issued and outstanding common shares of iCOMS Detections S.A. (“iCOMS”), a privately held company providing radar microwave detectors and equipment for the ITS market, for aggregate consideration of approximately $1.2 million. This acquisition is included as a wholly-owned subsidiary of IRD; accordingly, the financial results of iCOMS are included in the Mobility segment for the three months ended December 31, 2017 and the year ended December 31, 2017 includes iCOMS results for the period July 18, 2017 to December 31, 2017. The recognized amounts of identifiable assets acquired and liabilities assumed, based on their estimated fair values as at July 18, 2017 are as follows:

Acquisition of ICOMS Detections S.A.
Current assets	$968
Non-current tangible assets	24
Tax asset	563
Customer related intangible assets	254
Technology related intangible assets	251
Deferred income tax liabilities	(172)
Other liabilities assumed	(1,022)
Total identifiable net assets	866
Goodwill	246
Net assets acquired	$1,112

Purchase price reconciliation
Cash purchase price	$865
Less cash acquired	72
Shareholder loan	319
Net purchase price	$1,112

Year ended December 31, 2017	8

MD&A

Goodwill recorded in connection with the iCOMS acquisition is primarily attributable to our expected future earnings potential as a result of the enhanced opportunity to expand IRD`s addressable market and drive overall growth. The goodwill recognized in connection with this acquisition has been allocated to our Mobility segment and will be evaluated for impairment (along with the indefinite-lived intangible assets) in the fourth quarter of each fiscal year on a consolidated basis with IRD.

Overall Performance

The results of operations for the three months ended December 31, 2017 include WiLAN, VIZIYA, IRD and iCOMS results for the entire quarter. The results for the year ended December 31, 2017 include the results from WiLAN for the full year, VIZIYA for the period from May 4, 2017 to the end of the year, IRD for the period from June 1, 2017 to the end of the year and iCOMS for the period from July 18, 2017 to the end of the year. The comparative period information presented represents solely WiLAN’s results for the specified period.

Consolidated revenues for the year ended December 31, 2017 were $134.7 million as compared to $92.9 million in 2016 representing an increase of $41.8 million or approximately 45%. Revenues derived from the WiLAN subsidiary increased $7.8 million or 8% over the prior year and revenues from companies acquired during the year totaled $34.0 million for the year. For the year ended December 31, 2016, we generated revenues from our WiLAN business of $92.9 million representing a decline from 2015 of approximately $10.0 million resulting from lower license signings. For the year ended December 31, 2017, the WiLAN business increased its revenues from $92.9 million to $100.6 million representing a growth of approximately $7.8 million or 8.4%.

With the addition of the IRD, iCOMS and VIZIYA businesses, the composition of revenues, cost of revenues (excluding depreciation and amortization) and other operating expenses have changed significantly and we have modified our financial statement presentation to reflect the overall business of Quarterhill. The components of our revenue are as noted below:

License	License revenues includes all revenues associated with technology licenses, perpetual software licenses and other revenues characterized as one-time licenses.
Systems

Systems revenues includes revenues earned on contracted projects, generally recognized on a percentage completion basis plus proprietary and OEM products sales, which are distributed directly and through a network of distributor/agency relationships. These projects generally result in the delivery of a complete system to the customer.

Services	Services revenues includes revenues generated from the provision of professional services sold on a time and material consulting basis.
Recurring

Recurring revenues represents revenues realized under service and maintenance contracts, software maintenance contracts, hosted “software as a service” applications, revenues from running royalties and data analytics services. The underlying contracts included in this category generally range from one to five years. Recurring revenues are recognized on either a percentage completion basis, time and material basis, or ratably over the duration of the contract, depending on contract terms.

For the 2017 fiscal year: (1) License revenues were $101.6 million, reflecting $98.5 million in technology licenses granted and $3.1 million in software licenses (please refer to the “Segmented Results” section of this MD&A); (2) Systems revenues generated within our Mobility segment were $17.6 million; (3) Services revenues were $2.1 million; and (4)

Year ended December 31, 2017	9

MD&A

Recurring revenues, on a consolidated basis, were $13.4 million. There is no comparative information for the Systems and Services revenues figures because they relate to business acquisitions completed in 2017. We have classified certain of our technology license revenues as recurring given the running royalty nature of these revenues and the comparative information in 2016 and 2015 for recurring revenues consists solely of recurring revenues from our WiLAN subsidiary. A key component of our growth strategy is focused on increasing recurring revenues and for the 2017 fiscal year this component of revenues increased $8.3 million over the previous year or more than 160%.

For the year ended	December 31, 2017		December 31, 2016		December 31, 2015
Revenues
Licenses	$101,553	75%	$87,765	94%	$94,308	92%
Systems	17,641	13%	-	-	-	-
Services	2,086	2%	-	-	-	-
Recurring	13,431	10%	5,111	6%	8,547	8%
	134,711	100%	92,876	100%	102,855	100%

Cost of revenues
License	29,559	22%	29,868	32%	32,677	32%
Systems	11,880	9%	-	-	-	-
Services	1,091	1%	-	-	-	-
Recurring	6,779	5%	-	-	-	-
	49,309	37%	29,868	32%	32,677	32%

Gross margin	85,402	63%	63,008	68%	70,178	68%

Operating expenses
Selling, general and administrative	19,970	15%	9,386	10%	7,040	7%
Research and development	3,255	2%	-	-	2,430	2%
Depreciation of property, plant and equipment	1,057	1%	409	0%	422	0%
Amortization of intangibles	24,922	19%	34,242	37%	37,723	37%
Loss on disposal of intangible assets	21,916	16%	-	-	-	-
Impairment losses of intangible assets	4,350	3%	-	-	1,747	2%
Special charges	(294)	0%	-	-	1,302	1%

Results from operating activities	10,226	8%	18,971	20%	19,514	19%

Finance income	(703)	-1%	(548)	-1%	(428)	0%
Finance expenses	1,053	1%	-	-	-	-
Foreign exchange loss (gain)	(204)	0%	(103)	0%	2,985	3%
Other expense (income)	(390)	0%	-	-	-	-

Income before taxes	10,470	8%	19,622	21%	16,957	16%

Current income tax expense (recovery)	7,195	5%	5,539	6%	4,013	4%
Deferred income tax expense (recovery)	(6,951)	-5%	3,031	3%	2,908	3%
Income tax expense (recovery)	244	0%	8,570	9%	6,921	7%

NET INCOME (LOSS)	$10,226	8%	$11,052	12%	$10,036	10%

Net income (loss) per share
Basic	$0.09		$0.09		$0.08
Fully diluted	$0.09		$0.09		$0.08

Weighted average number of common shares
Basic	118,607,569		119,245,581		120,713,535
Fully Diluted	118,615,683		119,245,581		120,720,171

Year ended December 31, 2017	10

MD&A

Gross margin, calculated as revenues less cost of revenues (excluding depreciation and amortization), for the year was $85.4 million or 63% and reflects the overall gross margin across all our vertical segments. For the 2017 year, our WiLAN business generated a gross margin of $71.2 million or 71% which is directly comparable to the same period last year, where we reported gross margin of $63.0 million or 68% and for the fiscal 2015 year where gross margin was $70.2 million or 68%.

Our cost of revenues includes: (i) for our Technology segment, all costs of conducting licensing programs including staffing, litigation, patent ownership related costs and contingent litigation and partner payments; (ii) for our Mobility segment, all costs of delivering on a project including staff costs, inventory consumption costs, subcontractor costs and costs related to any maintenance and warranty work completed; and (iii) for our Factory segment, all staff costs necessary for the delivery of consulting services.

Our operating expenses at $75.2 million for the year include selling, general and administrative costs, research and development costs, depreciation, amortization of intangible assets, impairment of intangible assets and loss on disposal of intangible assets. We have also included special charges within the category of operations expenses. The operating expenses of the companies acquired during the year were $17.5 million and the operating expenses of WiLAN were $53.7 million while the operating expenses of Quarterhill were $4.0 million. For comparative purposes, it is necessary to aggregate the WiLAN and Quarterhill operating expenses which were $57.7 million for 2017. On a comparative basis, operating expenses for the same period last year were $44.0 million while for the 2015 year operating expenses were $50.7 million. A significant component of the WiLAN operating expenses, both in 2017 and historically in the comparative periods, are non-cash charges related to the amortization of intangible assets, losses on disposal of intangible assets and impairment losses on intangible assets. In 2017, these expenses amounted to $46.9 million which compares to $34.2 million in 2016 (representing an increase of $12.7 million or 37%) and $39.5 million in 2015.

During the 2017 year, WiLAN disposed of certain non-core assets which it believes will not have any material impact on its ability to continue to generate revenues from its licensing programs. As a result of these disposals, WiLAN recorded a loss on disposition of $21.9 million. This business also completed a detailed impairment analysis comparing expected future cash flows, undiscounted, to the current carrying value of its patents on a licensing program basis. This analysis considered a weighted average of expected license revenues to compare to the carrying value of assets assigned to each licensing program and this comparison indicated there was one asset group where this weighted average of expected revenues was less than the carrying value. Accordingly, we recorded an impairment loss of $4.35 million. WiLAN last recorded an impairment loss in 2015.

Special charges are those expenses incurred in the completion of any acquisitions including costs of financial, legal and accounting advisor fees, due diligence advice and other costs that are of a one-time nature. We do not expect these costs to recur unless there are additional acquisition activities undertaken. We do expect to charge any changes in fair value of acquired assets to this expense item should they arise because these non-cash expenses will directly relate to any completed acquisitions. For the year, we recorded total Special charges of approximately $1.7 million which was offset by a reduction in the estimated fair value of contingent consideration related to the VIZIYA acquisition of approximately $2.0 million resulting in a net $0.3 million recovery in Special charges for the year. Of the $1.7 million expensed, approximately $0.9 million related to the IRD acquisition and $0.8 million related to the VIZIYA acquisition.

Finance income principally represents interest earned on cash balances held. To the extent we have a much lower average cash balances during the year as compared to previous years, the expected interest income will be reduced from comparative levels. Finance income was $0.7 million for the year as compared to $0.5 million in 2016 and $0.4 million in 2015. This represents a slight increase over the comparable years as a result of slightly higher average interest rates earned during the year. Finance expense represents interest expense on debt carried within our operating subsidiaries. Each of IRD, iCOMS and VIZIYA have bank debt and, as a result, will have finance expense on a normal basis. For the year ended December 31, 2017 Finance expense was $1.0 million which included an expense recorded by companies

Year ended December 31, 2017	11

MD&A

acquired during the year in the amount of $0.1 million.  The remaining $0.9 million was recorded by WiLAN as a result of interest forgone on a loan receivable. In October 2012, we advanced a term loan facility in the amount of $1 million to Montebello Technologies LLC. This loan bore interest at 15% per annum compounded annually with a maturity date of October 18, 2017. There was a dispute on the applicability of the interest charged on the loan and we agreed to forego the interest to ensure the receipt of the principal amount.

We may finance part of our growth through the issuance of long-term debt, when appropriate, which will have a finance expense component. To the extent we arrange for and draw upon such debt, finance expense can be expected to increase in future periods.

Other expense (income) captures all other expenses or income items not otherwise accounted for elsewhere in our consolidated statement of operations. For the year, this income of $0.4 million represents IRD’s proportionate share in the profits of its joint venture Xuzhou-PAT Control Technologies Limited (“XPCT”) an ITS products and manufacturing service provider in China (please refer to the “Mobility segment” section of this MD&A).

Income tax expense for the year was a net $0.2 million expense, comprised of $7.2 million in current income tax expense and $7.0 million of deferred income tax recovery. The creation of Quarterhill in the second quarter of 2017 through a corporate amalgamation and subsequent reorganization resulted in the recovery of certain deferred income tax assets against which we previously carried a valuation allowance. In addition, the acquisitions completed in that quarter increased certain deferred tax assets and created deferred tax liabilities; acquired intangibles will have amortization for accounting purposes which will not be deductible for income tax purposes therefore giving rise to a deferred tax liability.

We have assigned probabilities to our expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $2.5 million in Canada, $10.9 million in the U.S. and $1.1 million in India and elsewhere.

Generally, our practice and intention is to reinvest the earnings of our foreign subsidiaries in those operations. As of December 31, 2017, we have not made a provision for Canadian or additional foreign withholding taxes on approximately $4.5 million of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested. Such amounts generally become subject to Canadian taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

We reported net income for the year of $10.2 million or $0.09 per basic and diluted Common Share. Our acquired businesses generated net losses during the year of $2.0 million principally as a result of amortization expense related to identifiable intangible assets acquired. Excluding these losses, our net income would have been $12.2 million representing a more comparable net income position to compare to previous years. In 2016 we generated a net income of $11.0 million or $0.09 per basic and diluted Common Share and $10.0 million or $0.08 per basic and diluted Common Share in 2015 representing approximately 10% growth in each of the last two years.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

We consider Adjusted EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of Quarterhill and each of our reporting segments.

We reported Adjusted EBITDA of $64.6 million or 48% of consolidated revenues for the year ended December 31, 2017.  With the creation of Quarterhill and the adoption of a growth oriented strategy anchored in acquisitions of technology businesses, we began tracking expenses related to the acquisitions and separately classified them in our audited

Year ended December 31, 2017	12

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consolidated statements of operations. Special charges generally consist of advisor fees, accounting and valuation fees, due diligence related expenses and legal fees. Although these expenses will recur as we complete additional acquisitions, they are not related to the actual operations of the business and, therefore, have been excluded in the calculation of Adjusted EBITDA. The remaining adjustments we have made relate to finance income or expense, depreciation and amortization, stock-based compensation, other acquisition related accounting items and other one-time charges.

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other identifiable intangible assets. Acquired goodwill is not amortized but is subject to impairment testing at least annually and as other events and circumstances dictate. Other identifiable intangible assets are typically subject to amortization and therefore will likely increase future expenses. The determination of the value of such intangible assets requires us to make estimates and assumptions. We have ascribed value to identifiable intangible assets other than goodwill in our purchase price allocations including but not limited to backlog, brand and customer and technology related intangible assets (please refer to the “Acquisitions” section of this MD&A). To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets. We are amortizing customer related intangible assets over a period of seven years and developed software related intangible assets over five years.

Deferred revenue is a key metric of our business because it indicates a level of sales already made that will be recognized as revenue in the future. The companies that we acquired in the second quarter had a combined $7.7 million in deferred revenue immediately prior to the completion of our acquisition. As required by GAAP, in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. The estimated fair value of the deferred revenue was determined to be $6.5 million resulting in an adjustment reducing the consolidated deferred revenue by $1.2 million. To evaluate the ordinary course operations of our acquired businesses, we will add back this deleted revenue in the calculation of Adjusted EBITDA.

In determining the fair value of assets acquired, we recorded a step-up in the value of inventory acquired in the IRD acquisition to reflect the value that we would have had to pay for that inventory if we had purchased it separately outside of a corporate acquisition. This step up increased inventory by approximately $0.6 million which amount will increase cost of goods sold within our Mobility segment as that inventory is consumed in the operations. We view this increased cost of goods sold as solely related to the acquisition and not reflective of the underlying economics of the acquired business. Accordingly, we will deduct this amount in the determination of the Adjusted EBITDA to evaluate the normal course operations of our acquired businesses.

Year ended December 31, 2017	13

MD&A

Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(in thousands of United States dollars, except share and per share amounts)

For the year ended December 31,	2017	2016	2015

Net income (loss)	$10,226	$11,052	$10,036

Adjusted for:
Income tax expense	244	8,570	6,921
Foreign exchange (gain) loss	(204)	(103)	2,985
Finance expense	1,053	-	-
Finance income	(703)	(548)	(428)
Special charges	(294)	-	-
Amortization of intangibles	24,922	34,242	37,697
Loss on disposal of intangible	21,916	-	-
Impairment losses of intangible assets	4,350	-	-
Depreciation of property, plant and equipment	1,057	409	467
Effect of deleted deferred revenue	922	-	-
Increased costs from inventory step-up	689	-	-
Effect of deleted prepaid expenses	(10)	-	-
Stock based compensation	663	217	767
Dividend from joint venture	176	-	-
Other expense (income)	(390)	-	-
Adjusted EBITDA	$64,617	$53,839	$58,445

Adjusted EBITDA for the current year was positively impacted by the acquisitions completed during the year, having generated $3.7 million in incremental Adjusted EBITDA. Excluding the impact of these acquisitions, we would have generated Adjusted EBITDA of $60.9 million as compared to $53.8 million for the 2016 year and $58.4 million for the 2015 year (all of which would have been generated by WiLAN). The increase year over year of $7.1 million is largely explained by the increase in revenues of $7.8 million reported by WiLAN for the same period.

	As at December 31,
Selected Balance Sheet Data	2017	2016	2015
Cash and cash equivalents	81,818	106,553	93,431
Short-term investments	1,236	1,154	1,120
Restricted short-term investments	3,500	-	-
Total assets	303,176	282,983	293,218
Long-term debt	401	-	-
Dividend declared per common share	C$0.05	C$0.05	C$0.17

Our cash, cash equivalents and short-term investments, inclusive of any restricted amounts, were $86.6 million at December 31, 2017 as compared to $107.7 million at December 31, 2016 and $94.6 million as at December 31, 2015. The overall cash position has decreased $21.1 million over the same period last year. We invested $67.4 million in three corporate acquisitions, repaid patent finance obligations of $19.6 million and paid dividends of $4.6 million, all offset by cash generated from operations of $70.0 million.

Year ended December 31, 2017	14

MD&A

THREE MONTHS ENDED DECEMBER 31, 2017 RESULTS

	For the three months ended, December 31

	2017	2016
Revenues
Licenses	$10,083	$29,902
Systems	7,815	-
Services	592	-
Recurring	4,135	284
	22,625	30,186

Cost of revenues (excluding depreciation and amortization)
License	5,853	10,928
Systems	5,242	-
Services	270	-
Recurring	2,604	-
	13,969	10,928
	8,656	19,258

Operating expenses
Selling, general and administrative expenses	6,853	2,400
Research and development expenses	1,095	-
Depreciation of property, plant and equipment	240	92
Amortization of intangible assets	6,255	6,905
Loss on disposal of intangible assets	6,726	-
Impairment losses of intangible assets	4,350	-
Special charges	(1,806)	-
	23,713	9,397
Results from operations	(15,057)	9,861

Finance income	(158)	(172)
Finance expense	69	-
Foreign exchange loss	268	96
Other income	(90)	-
Income (loss) before taxes	(15,146)	9,937

Current income tax expense	312	651
Deferred income tax expense (recovery)	(3,093)	659
Income tax expense (recovery)	(2,781)	1,310
Net income (loss)	$(12,365)	$8,627

Net income (loss) per share
Basic and fully diluted	$(0.10)	$0.07

Weighted average number of common shares
Basic and fully diluted	118,642,749	118,555,989

Revenues for the three months ended December 31, 2017 were $22.6 million as compared to $30.2 million for the same period last year representing a decline of $7.6 million or approximately 25%. Revenues from the acquired companies during the quarter were $14.2 million. The remaining revenues of $8.4 million were generated by WiLAN compared to $30.2 million generated in the same period last year. WiLAN’s revenues consist of license fees that generally have a fixed

Year ended December 31, 2017	15

MD&A

payment amount, increasingly paid in their entirety at time of the license grant however has historically been paid over a series of fixed amounts, or are of a running royalty nature. For the three months ended December 31, 2017, WiLAN recorded running royalty license revenues (included in recurring revenue) of $0.4 million as compared to $0.3 million for the comparable period last year. The remaining revenues are derived from fixed amount license agreements.

With the adoption of ASC 606 (please refer to the section “Significant Accounting Polices” in this MD&A) effective January 1, 2018, all fixed payment patent licenses granted in a period will be recorded as revenue when signed even if there is a stream of fixed payments that extend into the future. Previously, WiLAN would have recognized revenues on such license agreements as the amounts became fixed and determinable and that there was no risk of concession. As a result, WiLAN’s revenues, other than running royalties, will be directly related to the license agreements actually signed in the period being reported on. This will have the effect of increasing the volatility of WiLAN’s revenues. We expect our diversification efforts to mitigate a portion of this volatility but there can be no assurances the other acquired businesses will achieve this outcome.

Gross margin, revenues less cost of revenues (excluding depreciation and amortization), for the quarter was $8.7 million or 38% and reflects the overall gross margin across all our vertical segments. Comparatively, for the same period last year, we reported gross margin of $19.3 million or 64%, all of which was related to what is now our Technology segment.

Our cost of revenues includes: (i) for our Technology segment, all costs of conducting licensing programs including staffing, litigation, patent ownership related costs and contingent litigation and partner payments; (ii) for our Mobility segment, all costs of delivering on a project including staff costs, inventory consumption costs, subcontractor costs and costs related to any maintenance and warranty work completed; and (iii) for our Factory segment, all staff costs necessary for the delivery of consulting services. Cost of revenues excludes depreciation and amortization.

Our operating expenses at $23.7 million for the quarter include selling, general and administrative costs, research and development costs, depreciation, amortization of intangible assets, impairment of intangible assets and loss on disposal of intangible assets. We have also included special charges within the category of operations expenses. On a comparative basis, operating expenses for the same period last year were $9.4 million and included only the costs associated with what is now our Technology segment. The year over year increase in operating expenses results from a combination of i) loss on disposal of intangible assets ($6.7 million), impairment losses on intangible assets ($4.4 million), operating expenses of acquired entities ($6.9 million) offset by a fair value adjustment related to contingent consideration arising from the VIZIYA acquisition ($2.0 million) which was recorded in Special charges.

Foreign exchange losses in the quarter arose largely as a result of translation of activities from a foreign currency to the reporting currency of our various businesses (please refer to the “Segmented Disclosures” section of this MD&A).

Finance income principally represents interest earned on cash balances held. To the extent we have a much lower cash balance at the end of the current quarter as compared to previous quarters, the expected interest income will be reduced from comparative levels. Finance expense represents interest expense on debt carried within our operating subsidiaries. Each of IRD, iCOMS and VIZIYA have bank debt and, as a result, will have finance expense on a normal basis. For the three months ended December 31, 2017 Finance expense was approximately $0.1 million.

Other expense for the fourth quarter represents IRD’s proportionate share in the profits of its joint venture XPCT.

Income tax expense for the fourth quarter was a net $2.8 million recovery, comprised of $0.3 million in current income tax expense and $3.1 million of deferred income tax recovery. The creation of Quarterhill in the second quarter of 2017 through a corporate amalgamation and subsequent reorganization resulted in the recovery of certain deferred income tax assets against which we previously carried a valuation allowance. In addition, the acquisitions completed in that quarter increased certain deferred tax assets and created deferred tax liabilities; acquired intangibles will have

Year ended December 31, 2017	16

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amortization for accounting purposes which will not be deductible for income tax purposes therefore giving rise to a deferred tax liability. Our significant profitability in the third quarter has resulted in the increased deferred tax expense.

We reported net loss for the quarter of $12.4 million or $0.10 per basic and diluted Common Share of which approximately $0.2 million was related to the acquired businesses. The resulting net loss for the WiLAN and Quarterhill business combined of $12.2 million is directly comparable to a net income of $8.6 million or $0.07 per basic and diluted Common Share for the same period in 2016 representing a decline of $20.8 million year over year.  This decline is a result of lower gross margins of $16.7 million (resulting from $21.8 million less revenues) and increased non-cash amortization and asset write-off expenses of $8.7 million offset by lower overall income taxes of $3.3 million and a non-cash income item ($2.0 million) related to the reversal of certain contingent consideration amounts. Lower revenues year over year result from fewer license agreements executed within the fourth quarter comparatively.

Reconciliation of Adjusted EBITDA to Net Income (Loss)

We reported Adjusted EBITDA of $1.5 million or 7% of revenues for the fourth quarter. The reconciliation between net loss for the quarter (net income for the comparative quarter last year) and Adjusted EBITDA is as noted below. Our acquired businesses generated $1.7 million in Adjusted EBITDA for the quarter.

	For the three months ended, December 31
Adjusted EBITDA	2017	2016

Net income (loss)	$(12,365)	$8,627

Adjusted for:
Income tax expense (recovery)	(2,781)	1,310
Foreign exchange loss	268	96
Finance expense	69	-
Finance income	(158)	(172)
Special charges	(1,806)	-
Amortization of intangibles	6,255	7,626
Loss on disposal of intangibles	6,726	-
Impairment losses on intangible assets	4,350	-
Depreciation of property, plant and equipment	240	92
Effect of deleted deferred revenue	281	-
Increased costs from inventory step-up	108	-
Stock-based compensation	211	22
Dividend from joint venture	176	-
Other expense (income)	(90)	-
Adjusted EBITDA	$1,484	$17,601

On a per basic and diluted Common Share basis, Adjusted EBITDA was $0.01 for the quarter ended December 31, 2017 as compared to $0.14 per basic and diluted Common Share for the comparable period last year.  The decline year over year results principally from lower revenues within the Technology segment which is typically characterized by high operating margins.

Year ended December 31, 2017	17

MD&A

	For the three months ended, December 31
Adjusted EBITDA per share	2017	2016

Net income (loss)	$(0.10)	$0.07

Adjusted for:
Income tax expense (recovery)	(0.02)	0.01
Foreign exchange loss	-	-
Finance expense	-	-
Finance income	-	-
Special charges	(0.02)	-
Amortization of intangibles	0.05	0.06
Loss on disposal of intangibles	0.06	-
Impairment losses on intangible assets	0.04	-
Depreciation of property, plant and equipment	-	-
Effect of deleted deferred revenue	-	-
Increased costs from inventory step-up	-	-
Stock-based compensation	-	-
Dividend from joint venture	-	-
Other expense (income)	-	-
Adjusted EBITDA per share	$0.01	$0.14

Year ended December 31, 2017	18

MD&A

Segmented Results

Segmented results of operations for the three months and year ended December 31, 2017 as compared to the three months and year ended December 31, 2016 (where applicable) are included in this MD&A. Prior to June 1, 2017 we operated in a single segment, technology licensing (formerly WiLAN). With the creation of Quarterhill and the acquisitions of IRD, iCOMS and VIZIYA, we now consider that we operate in three distinct segments.

	For the three months ended December 31, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$8,427	$10,820	$3,378	$-	$22,625
Cost of revenues (excluding depreciation and amortization)	5,834	7,846	289	-	13,969
	2,593	2,974	3,089	-	8,656
Selling, general and administrative	1,006	2,368	1,529	1,950	6,853
Research and development	-	722	373	-	1,095
Depreciation of property, plant and equipment	78	134	27	1	240
Amortization of intangibles	4,514	984	757	-	6,255
Loss on disposal of intangibles	6,726	-	-	-	6,726
Impairment losses on intangible assets	4,350	-	-	-	4,350
Special charges	-	-	-	(1,806)	(1,806)
Results from operations	(14,081)	(1,234)	403	(145)	(15,057)
Finance income	(147)	(2)	-	(9)	(158)
Finance expense	6	59	4	-	69
Foreign exchange loss (gain)	41	134	(1)	94	268
Other expense (income)	-	(90)	-	-	(90)
Income (loss) before taxes	(13,981)	(1,335)	400	(230)	(15,146)
Current income tax expense (recovery)	(55)	(57)	424	-	312
Deferred income tax expense (recovery)	11,591	(841)	(270)	(13,573)	(3,093)
Income tax expense (recovery)	11,536	(898)	154	(13,573)	(2,781)
Net income (loss)	$(25,517)	$(437)	$246	$13,343	$(12,365)

Adjusted EBITDA	1,586	351	1,361	(1,814)	1,484

Other reconciling items:
Effect of deleted deferred revenue	-	107	174	-	281
Increased costs from inventory step-up	-	108	-	-	108
Stock-based compensation	(1)	76	-	136	211
Dividend from joint venture	-	176	-	-	176

Year ended December 31, 2017	19

MD&A

	For the year ended December 31, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$100,645	$27,023	$7,043	$-	$134,711
Cost of revenues (excluding depreciation and amortization)	29,478	18,646	1,185	-	49,309
	71,167	8,377	5,858	-	85,402
Selling, general and administrative	6,490	5,870	3,310	4,300	19,970
Research and development	-	1,883	1,372	-	3,255
Depreciation of property, plant and equipment	339	627	89	2	1,057
Amortization of intangibles	20,611	2,292	2,019	-	24,922
Loss on disposal of intangibles	21,916	-	-	-	21,916
Impairment losses on intangible assets	4,350	-	-	-	4,350
Special charges	-	-	-	(294)	(294)
Results from operations	17,461	(2,295)	(932)	(4,008)	10,226
Finance income	(614)	(3)	-	(86)	(703)
Finance expense	932	113	10	(2)	1,053
Foreign exchange loss (gain)	(475)	829	42	(600)	(204)
Other expense (income)	-	(390)	-	-	(390)
Income (loss) before taxes	17,618	(2,844)	(984)	(3,320)	10,470
Current income tax expense	6,461	276	458	-	7,195
Deferred income tax expense (recovery)	3,722	(1,761)	(755)	(8,157)	(6,951)
Income tax expense (recovery)	10,183	(1,485)	(297)	(8,157)	244
Net income (loss)	$7,435	$(1,359)	$(687)	$4,837	$10,226

Adjusted EBITDA	64,733	1,868	1,884	(3,868)	64,617

Other reconciling items:
Effect of deleted deferred revenue	-	214	708	-	922
Increased costs from inventory step-up	-	689	-	-	689
Effect of deleted prepaid expense	-	(10)	-	-	(10)
Stock-based compensation	56	175	-	432	663
Dividend from joint venture	-	176	-	-	176

Technology Segment

Our Technology segment presently comprises the operations of WiLAN.

Technology Segment	For the three months ended,		For the year ended,
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenues	$8,427	$30,186	$100,645	$92,876
Cost of revenues (excluding depreciation and amortization)	5,834	10,928	29,478	29,868
	2,593	19,258	71,167	63,008
Selling, general and administrative	1,006	2,400	6,490	9,386
Depreciation of property, plant and equipment	78	92	339	409
Amortization of intangibles	4,514	6,905	20,611	34,242
Loss on disposal of intangibles	6,726	-	21,916	-
Impairment losses on intangibles	4,350	-	4,350	-
Results from operations	(14,081)	9,861	17,461	18,971
Finance income	(147)	(172)	(614)	(548)
Finance expense	6	-	932	-
Foreign exchange loss (gain)	41	96	(475)	(103)
Income (loss) before taxes	(13,981)	9,937	17,618	19,622
Current income tax expense (recovery)	(55)	651	6,461	5,539
Deferred income tax expense	11,591	659	3,722	3,031
Income tax expense	11,536	1,310	10,183	8,570
Net income (loss)	$(25,517)	$8,627	$7,435	$11,052

Adjusted EBITDA	$1,586	$17,601	$64,733	$53,839

Year ended December 31, 2017	20

MD&A

For the three months ended December 31, 2017 revenues were $8.4 million as compared to $30.2 million for the same period last year. Although we did not have multiple segments in the fiscal 2016 year, the financial results in the same period last year were exclusively those of the WiLAN business, so we have considered the consolidated results last year as effectively the comparative for our Technology segment.

Revenues in this segment are derived from five principal sources: (i) running royalty agreements pursuant to which licensees pay WiLAN royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (iv) licensing patents on behalf of WiLAN’s partners; or (v) brokerage which provides the acquirer exclusive rights to the technology. License agreements are generally for a five to eight year period but can be significantly longer or covering the entire life of the underlying licensed patents. Revenue is considered to be earned when there is persuasive evidence of an arrangement, all obligations that need to be performed have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is fixed or determinable and collection is reasonably assured.

Cost of revenues (excluding depreciation and amortization) is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee-related costs and other costs incurred in conducting license negotiations, contingent partner and legal fee payment and other litigation expenses as well as all costs associated with the ownership and management of WiLAN’s patent portfolio. Many of these costs are directly related to the size and breadth of the patent portfolio and, therefore, as WiLAN adds or reduces patents, these costs would be expected to increase or decrease accordingly.

Cost of revenues (excluding depreciation and amortization) for the three months ended December 31, 2017 was $5.8 million or 69.2% of revenues as compared to $10.9 million or 36.2% of revenues for comparable period last year representing a year over year decrease of $5.1 million.

Operating expenses are generally considered selling, general and administration type expenses and include all overheads for WiLAN operations in addition to depreciation, amortization expense and any loss on disposal or impairment losses. For the three months ended December 31, 2017 operating expenses within this segment were $16.7 million which included $6.7 million in loss on disposal of intangibles, $4.4 million of impairment of patent assets, $4.5 million in patent amortization and $78 in depreciation leaving cash operating expenses of $1.0 million for the quarter.

Finance income for the three months ended December 31, 2017 was $0.1 million and $0.6 million for the year ended December 31, 2017. This income arises from interest earned on cash deposits during the period.

Income tax expense for the quarter was $11.5 million and was comprised of current tax recovery of $55 and a deferred income tax expense of $11.6 million. Current income tax expense for all reported periods consisted of foreign taxes withheld on licensing revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief and current income taxes for which there are no carryforwards, partially offset by loss carrybacks generated in 2017. As a result of the corporate transactions undertaken effective June 1, a number of the tax assets formerly held within our Technology segment have been absorbed by Quarterhill and accordingly, there was a deferred income tax expense in the fourth quarter. As a result of the allocation of profitability between Quarterhill and WiLAN, there is an additional deferred tax expense within the current quarter for WiLAN which is offset by a significant deferred tax recovery within Quarterhill.

There is a valuation allowance of $10.6 million as at December 31, 2017 against deferred tax assets for certain of WiLAN’s Canadian and all of its U.S. subsidiaries. A valuation allowance is established for any portion of deferred tax assets for which management believes it is more likely than not that WiLAN will be unable to utilize the assets to offset future

Year ended December 31, 2017	21

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taxes. We expect WiLAN to continue to utilize certain previously recognized Canadian loss carryforwards which will result in deferred income tax expense. Until such time as WiLAN’s licensing programs in certain of its Canadian and U.S. subsidiaries generate sufficient taxable income, we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect the provision for deferred income tax expense to be disproportionately higher when compared to our estimated average annual rate or other operating segments of Quarterhill.

Mobility Segment

Our Mobility segment consists of IRD’s operations for the period June 1, 2017 to December 31, 2017, which also includes iCOMS as its wholly-owned subsidiary for the period from July 18, 2017 to December 31, 2017.

Mobility Segment	For the three months ended,	For the year ended,
	December 31, 2017	December 31, 2017
Revenues	$10,820	$27,023
Cost of revenues (excluding depreciation and amortization)	7,846	18,646
	2,974	8,377
Selling, general and administrative	2,368	5,870
Research and development	722	1,883
Depreciation of property, plant and equipment	134	627
Amortization of intangibles	984	2,292
Results from operations	(1,234)	(2,295)
Finance income	(2)	(3)
Finance expense	59	113
Foreign exchange loss	134	829
Other income	(90)	(390)
Loss before taxes	(1,335)	(2,844)
Current income tax expense (recovery)	(57)	276
Deferred income tax recovery	(841)	(1,761)
Income tax recovery	(898)	(1,485)
Net loss	$(437)	$(1,359)

Adjusted EBITDA	$351	$1,868

IRD revenue streams are categorized as either Systems or Recurring. Systems revenues comprises revenues earned on contracted projects, generally recognized on a percentage completion basis plus proprietary and OEM products sales, which are distributed directly and through its network of distributor/agency relationships. Recurring revenues represent revenue realized under service and maintenance contracts and generally ranges from one to five year terms. Recurring revenues are recognized on either a percentage completion basis or time and material basis, depending on contract terms.

Segment revenue from Systems for the three and twelve months ended December 31, 2017 was $7.8 million and $17.6 million respectively, arising from project sales primarily in the United States market and the addition of iCOMS revenues of $1.2 million in the European market. Recurring revenue for the same periods were $3.0 million and $9.4 million respectively. Fourth quarter recurring revenues were slightly below expectation due to seasonal variation in contract delivery and a delay in a contract renewal.

Gross margin in the quarter and for the year was affected by the step-up in fair market value of inventory and deferred revenues recorded upon the acquisition of IRD. Were it not for these adjustments, gross margins would have increased by $0.2 million in the current quarter and $0.9 million for the year and ultimately the profitability of our Mobility segment would have been better.

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Gross margin as a percentage of revenue realized in the period is in line with historic levels. Gross margins are subject to significant variance each reporting period due to factors such as changes in product mix, currency volatility and competitive factors. Over a full fiscal year, gross margins percentages generally will approximate 30% to 32%.

Operating expenses, consisting of research and development expenses (“R&D”) and selling, general and administrative expenses, for the three and twelve months ended December 31, 2017 are generally within expectations; however, they do represent higher business development and research and development costs as further outlined below.

IRD is committed to continual investments in research and development to enhance its current products and advance the availability of new products. For the period June 1, 2017 to December 31, 2017, net R&D spending levels were 7.0% of segment revenue. Spending for the three and twelve months ended December 31, 2017 is above historical levels due to investments in third-party contract services to advance the availability of new products, including VectorSense® Tire Sensor Suite and the related Vehicle Information-In-Motion™ (VI²M™) Traffic Intelligence system. Total R&D expenses are reduced by government grants and estimated investment tax credits on eligible scientific research expenditures in Canadian operations. The value of accrued investment tax credits will vary from period to period based on the estimated portion of R&D costs considered eligible scientific research expenditures under Canadian tax rules.

Selling, general and administrative expenses comprise the operating costs of IRD and its subsidiary businesses in support of its selling, marketing and administrative activities. Costs incurred for the three and twelve months ended December 31, 2017 are within expectations, but reflect certain added business development and due diligence costs incurred related to our acquisition of iCOMS.

IRD is exposed to foreign exchange risk primarily relating to sales revenue, operating and capital expenditures, net assets held in foreign currencies, forward exchange contracts and embedded derivative portions of unearned revenue on certain U.S. dollar denominated sales contracts in its Latin America and Mexico markets. IRD has exposure to the U.S. dollar, Indian rupee, Chilean peso, Mexican peso and Chinese yuan as more fully described in the Financial Instruments and Other Risks section below.

For the three and twelve months ended December 31, 2017, IRD recorded foreign exchange losses of $0.1 million and $0.8 million respectively primarily reflecting the decline in the value of the U.S. dollar relative to the Canadian dollar and Chilean peso, which reduced the carrying value of U.S. dollar net assets. As at December 31, 2017, the fair value of embedded derivative assets on the contracts discussed above was $13 on unearned revenue of $86. As revenue is recognized on these contracts or the future value of the U.S. dollar changes compared to the Chilean and Mexican pesos, earnings will be affected.

IRD partially reduces its exposure to the U.S. dollar foreign exchange volatility relative to the Canadian dollar by maintaining a portion of its bank indebtedness in U.S. funds. In addition, from time to time, IRD enters into forward exchange contracts to sell U.S. dollars to fix its net accounts receivable denominated in this currency. The term of these forward contracts is of a short-term nature with the objective of matching the expected payments from customers. At December 31, 2017, IRD had no forward exchange contracts outstanding.

Foreign exchange translation gains or losses arising on consolidation of IRD’s subsidiaries in Chile, Mexico, Belgium and India and its joint venture in China are recorded as accumulated other comprehensive income, which is a component of shareholders’ equity.

Finance costs are comprised of interest charges on bank indebtedness and long-term debt. Interest costs will vary from month to month depending on the level of bank indebtedness and changes in interest rates.

Year ended December 31, 2017	23

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Other expenses (income) is comprised of sundry non-operating receipts and IRD’s share of income in its joint venture, XPCT, of which IRD owns a 50% joint venture interest. XPCT has two business divisions providing products and services to both the ITS Industry and construction equipment manufacturers.  For the three and twelve months ended December 31, 2017, IRD recorded its share of XPCT’s income of $90 and $390 respectively primarily due to continued strong performance in XPCT’s wire harness division.

The effective tax rate can vary from the Canadian statutory tax rate of approximately 26.5% applied to earnings before income taxes because of different rates of tax on foreign income, XPCT net earnings and foreign currency translation gains or losses on consolidation of foreign subsidiaries. As a result, the consolidated effective tax rate is not representative of income tax rates effective in the jurisdictions in which IRD operates.

As at December 31, 2017, IRD has recorded estimated income taxes payable or receivable in each of the Canada, United States and Chile entities based on statutory rates applicable to those jurisdictions, adjusted for non-taxable or non-deductible items and net of applied investment tax credit balances available to offset income taxes otherwise payable in the Canadian corporate entity. No income tax recovery is recorded in IRD’s India subsidiary due to uncertainty that sufficient future earnings will be generated to offset current and prior years’ available tax losses prior to their expiry date.

Factory Segment

Factory Segment	For the three months ended,	For the year ended,
	December 31, 2017	December 31, 2017
Revenues	$3,378	$7,043
Cost of revenues (excluding depreciation and amortization)	289	1,185
	3,089	5,858
Selling, general and administrative	1,529	3,310
Research and development	373	1,372
Depreciation of property, plant and equipment	27	89
Amortization of intangibles	757	2,019
Results from operations	403	(932)
Finance expense	4	10
Foreign exchange loss (gain)	(1)	42
Income (loss) before taxes	400	(984)
Current income tax expense	424	458
Deferred income tax recovery	(270)	(755)
Income tax expense (recovery)	154	(297)
Net income (loss)	$246	$(687)

Adjusted EBITDA	$1,361	$1,884

Our Factory segment comprises VIZIYA’s operations for the period May 4, 2017 to December 31, 2017.

Revenues recorded in this segment for the fourth quarter and year were $3.4 million and $7.0 million respectively. For the current quarter, revenues consisted of $2.0 million in software licenses, $0.6 million in services revenues and $0.8 million in software maintenance revenues.

As noted in the “Reconciliation of Adjusted EBITDA” section of this MD&A, the determination of the fair value of deferred revenue as at May 4, 2017 resulted in the deletion of $0.9 million of revenue that VIZIYA would have recognized in its normal course of operations if we did not acquire it. Consequently, for the quarter and year revenues were reduced by $0.3 million and $0.8 million respectively. VIZIYA has approximately $2.5 million of deferred revenue remaining at the end of the year which will be recognized as revenue over approximately the next 12 months plus a further $0.1

Year ended December 31, 2017	24

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million of this accounting adjustment left to reverse. We also expect to continuously replenish and grow the deferred revenue on an annual basis and, as such, we anticipate increasing Recurring revenues beginning in 2018.

VIZIYA’s product sales are generally to asset intensive industries including in the oil and gas, mining and heavy metals industries. These industries have generally been depressed over the past five to eight years which has made them more hesitant to make capital investments in new technologies such as those VIZIYA sells. Despite these economic difficulties, VIZIYA has been able to generate new product licenses, incremental services revenues and increased related recurring maintenance revenue streams. VIZIYA is also seeing increased interest from their customers for the provision of their software through a subscription model which, when adopted, is expected to increase recurring revenue streams as we have defined them.

Cost of revenues (excluding depreciation and amortization) principally relates to the services revenues recorded and consists principally of employee costs for those employed in the provision of professional services. Operating expenses amounting to $2.7 million in the quarter consist of research and development expenses of approximately $0.4 million which is principally employee costs and $1.5 million in selling, general and administrative costs. For the year ended December 21, 2017, operating expenses of $6.8 million included research and development expense of $1.4 million, selling, general and administrative expenses of $3.3 million and non-cash depreciation and amortization expenses of $2.1 million.

Amortization of intangibles in the quarter and year, amounting to $0.8 million and $2.0 million respectively, relates to the customer, brand and developed software identified intangible assets arising from the acquisition of VIZIYA (please refer to the “Acquisitions” section of this MD&A). We add these expenses back in the determination of the Adjusted EBITDA as they relate solely to the acquisition and would not normally have been incurred in the operation of this software business. Adjusted EBITDA, as a result, is $1.4 million for the quarter and $1.9 million for the year.

selected Consolidated Quarterly Results

(Unaudited)

	Revenues	Net income (loss)	Net income (loss) per share (Basic)	Adjusted EBITDA *	Adjusted EBITDA per share * (basic)
Quarter ended	$ 000’s	$ 000’s	$	$ 000’s	$
December 31, 2017	22,625	(12,365)	(0.10)	1,484	0.01
September 30, 2017	85,897	26,211	0.22	60,560	0.50
June 30, 2017	18,611	3,609	0.03	4,760	0.04
March 31, 2017	7,578	(7,229)	(0.06)	(2,187)	(0.02)
December 31, 2016	30,186	8,627	0.07	17,601	0.14
September 30, 2016	16,569	657	0.01	9,413	0.09
June 30, 2016	15,961	(3,152)	(0.03)	7,068	0.05
March 31, 2016	30,160	4,920	0.04	19,757	0.16
Adjusted EBITDA and the respective per share amounts are non-GAAP measures, please refer to “Non GAAP Disclosures” and “Reconciliation of Adjusted EBITDA” sections of this MD&A

Historically, our quarterly revenues were affected by the amount and timing of fixed payment-based licenses, the amount of running royalty based license and any new lump sum payment based licenses signed in a quarter. Given these factors, quarterly revenues have fluctuated and have been difficult to predict. As a result of the creation of Quarterhill as a disciplined acquirer and manager of established technology companies with a diverse offering of products and services worldwide, we now report a number of revenue streams. We believe this diversification may assist in mitigating the variability in our previous quarterly revenues. We do not have sufficient operating history in this diversified business to be able to identify any significant trends; however, with only seven months of operations in our Mobility segment and eight months in our Factory segment included in this year’s results, it is reasonable to expect that

Year ended December 31, 2017	25

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revenues from these two segments should increase in the next year.

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out in our March 1, 2018 AIF.

Capital and Liquidity

Our cash, cash equivalents and short-term investments, inclusive of any restricted amounts, totalled $86.6 million at December 31, 2017 as compared to $107.7 million at December 31, 2016 representing a decrease of $21.1 million over the same period last year. We invested $67.4 million in three corporate acquisitions, repaid patent finance obligations of $19.6 million and paid dividends of $4.6 million, all offset by cash generated from operations of $70.0 million.

At December 31, 2017, we had working capital of $82.7 million, contingent consideration payable of $4.5 million and long-term debt of $0.4 million

Quarterhill has a revolving credit facility available in the amount of CDN$8.0 million or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2.0 million for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the year ended December 31, 2017, we had no borrowings under this facility.

The following bank indebtedness amounts were acquired as a result of the acquisitions of IRD and VIZIYA:

December 31,
As at	2017
Revolving credit facility of $7.0 million authorized and secured by a general security agreement:
HSBC Bank Canada - Borrowing in Canadian dollars with interest at bank prime plus 1.5%	$1,723
HSBC Bank Canada demand term loan in Canadian dollars, repayable in quarterly installments of CDN$32 with interest at bank prime plus 0.5%. Due September 30, 2021	410
HSBC Bank Canada demand term loan in Canadian dollars, repayable in quarterly installments of CDN$75 with interest at bank prime plus 0.5%. Due May 31, 2022	1,076
TD Canada Trust - Borrowing in Canadian dollars with interest at bank prime plus 2.0%	329
ING Bank, Euro revolving credit facility, interest at 3 month Euribor rate plus 2.65%	30
$3,568

Year ended December 31, 2017	26

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IRD has a credit facility through HSBC Bank Canada (“HSBC”) which may be borrowed against by way of banker’s acceptances at prevailing market rates to a maximum of CDN$9.5 million or by way of U.S. dollar advances to a maximum of U.S. $7.0 million. Borrowings on this facility are restricted to the lesser of $7.0 million and the margin total on the following assets in Canada and the U.S., 90% of secured and government accounts receivable less than 120 days and 50% of inventory to a maximum of $2.3 million. As at December 31, 2017 approximately $5.8 million was available to be drawn.

IRD’s credit facility and demand term loans with HSBC are secured by a general security agreement on IRD’s assets held in Canada having a carrying value at December 31, 2017 of $20.1 million. In addition, IRD’s subsidiaries in the United States, Chile and India have provided corporate guarantees as security.

IRD is subject to covenants on its credit facility and long-term debt with HSBC as follows: current ratio greater than 1.2 to 1 (tested quarterly); debt to tangible net worth less than 2.5 to 1 (tested quarterly); and debt service coverage ratio greater than 1.25 to 1 (tested annually) based on IRD’s financial results. At December 31, 2017, IRD is in compliance with these covenants.

VIZIYA has a credit facility through TD Canada Trust (“TD”) in the form of an operating line of credit in the amount of CDN $0.5 million. This facility is secured by a general security agreement over VIZIYA and a floating charge on accounts receivable of VIZIYA and is renewed annually. This facility bears interest at TD’s prime rate plus 2.00%, as well as a standby charge for any undrawn funds.

We plan to use our cash resources to fund our operations, provide incremental financing to any of our subsidiaries if needed and to acquire additional businesses. Operating cash flows may vary significantly between periods due to changes in working capital balances. We may also fund our ongoing cash requirements through the use of additional short-term and long-term debt and, if desirable based on market conditions, by selling Common Shares and debt securities to the public.

The following table lists as of December 31, 2017 information with respect to our known contractual obligations (stated in thousands of U.S. dollars).

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$516	$115	$401	$-	$-
Capital lease obligations	-	-	-	-	-
Operating leases	5,957	1,238	2,206	1,923	590
Purchase obligations	-	-	-	-	-
Other long-term obligations	4,167	4,167	-	-	-
Total contractual obligations	$10,640	$5,520	$2,607	$1,923	$590

Outstanding Common Share Data

We are authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2017, there were 118,658,249 Common Shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under the Share Option Plan, we can issue a maximum of 10% of our issued and outstanding Common Shares from time to time which was, as at December 31, 2017, 11,865,824 Common Shares combined. The Common Shares authorized for issuance under the Employee Share Purchase Plan and the Deferred Stock Option Plan are limited to 800,000 and 430,000, respectively. As at December 31, 2017, we

Year ended December 31, 2017	27

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had options to purchase up to 5,339,559 Common Shares outstanding, 228,433 deferred stock units outstanding and have issued 667,100 Common Shares under our Employee Share Purchase Plan.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions.

significant Accounting Policies, Including Initial Adoption of Policies and Critical Estimates

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years.  Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to the determination of fair values of tangible and intangible assets acquired in business combinations, best estimate of stage of completion of contracted projects, value of separable elements in contracts with multiple deliverables, recoverability of financial assets and equity investments, selling price, determination of discount rates, income tax and the recoverability of deferred tax assets, determination of indicators of impairment and related impairment assessments, initial estimate of risk of concessions, timing of payments related to patent finance obligations, and the assumptions used in determining the fair value of stock options granted.

Business Combinations

Quarterhill applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”, in the accounting for its acquisitions.  This requires Quarterhill to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values.  Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed.  While Quarterhill uses its best estimates and assumptions to accurately value assets acquired and liabilities at their fair values, including contingent consideration where applicable, these estimates are inherently uncertain and subject to refinement, particularly since these assumptions and estimates are based in part on historical experience and information obtained from the management of the acquired companies.  As a result, during the measurement period, which may be up to one year from the acquisition date, Quarterhill may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill in the period identified.

Furthermore, when valuing certain intangible assets that Quarterhill has acquired, critical estimates may be made relating to, but not limited to: (i) future expected cash flows from customer relationships, software license sales, support agreements, consulting agreements and other customer contracts, (ii) the acquired entity’s brand and competitive position, as well as assumptions about the period of time that the acquired brand will continue to be used in the combined Company’s product portfolio, and (iii) discount rates.  Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to Quarterhill’s consolidated statements of operations, on a cumulative basis, in the period in which the adjustment is determined.

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For a given acquisition, Quarterhill identifies certain pre-acquisition contingencies as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period to obtain sufficient information to assess whether Quarterhill includes these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.  If Quarterhill determines that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, then it will record its best estimate for such a contingency as a part of the preliminary purchase price allocation.  Quarterhill continues to gather information and evaluates any pre-acquisition contingencies throughout the measurement period and makes adjustments as necessary either directly through the purchase price allocation or in its results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date.  Quarterhill reviews these items during the measurement period as Quarterhill continues to actively seek and collect information relating to facts and circumstances that existed at the acquisition date.  Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in Quarterhill’s provision for income taxes in the consolidated statements of operations.

Fair Value Measurement of Financial Instruments

Quarterhill uses various valuation techniques and assumptions when measuring fair value of its financial assets and financial liabilities.  Quarterhill utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.  The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach).  The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including Quarterhill’s own assumptions.  The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to Quarterhill for debt of similar terms.

Loan receivable: The fair value is estimated based on currently available market interest rates for instruments with similar terms.

Year ended December 31, 2017	29

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Derivative financial instruments: The fair value of embedded derivatives is measured using a market approach, based on the difference between the quoted forward exchange rate as of the contract date and quoted forward exchange rate as of the reporting date. The fair value of forward exchange contracts is determined using the quoted forward exchange rates at the reporting date.

Contingent considerations: Contingent consideration is carried at fair value which is calculated using a Monte Carlo simulation model.

Long-term debt: The fair value is estimated based on the quoted market prices for those or similar instruments or on the current rates offered to Quarterhill for debt of similar terms.

The carrying amount of Quarterhill’s other financial assets and liabilities, including cash, accounts receivable, unbilled revenue and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these items. The fair value of the bank indebtedness and long-term debt approximate the carrying amount since these debt instruments all have floating interest rates.

Derivatives

Quarterhill uses derivative financial instruments to reduce exposure to fluctuation in foreign currency exchange rates. Quarterhill may enter into foreign exchange contracts to hedge anticipated cash flows denominated in a foreign currency.

Quarterhill has elected not to apply hedge accounting to derivative contracts; as such, these derivative financial instruments are recorded at fair market value on a recurring basis, with subsequent changes in fair value recorded in other income (expense) during the period of change.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value. Derivatives may also be embedded in other financial instruments.  Derivatives embedded in other financial instruments are valued as separate derivatives if they meet the bifurcation criteria of an embedded derivative. Such criteria include that the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

Foreign Currency

Foreign Currency Transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the applicable functional currency of the entity at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average rate for the period.  The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars. The functional currency of each subsidiary is the currency of the primary economic environment in which the subsidiary operates.  For each subsidiary, assets and liabilities denominated in this functional currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated at the average exchange rates prevailing during the month of the respective transactions. The effect of foreign currency translation adjustments not affecting net income are included in Shareholders’ equity under the “Cumulative translation adjustment” account as a component of “Accumulated other comprehensive income”.

Year ended December 31, 2017	30

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Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original terms to maturity at the date of acquisition of less than three months.

Short-Term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise guaranteed investment certificates with original maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Restricted Short-Term Investments

Restricted short-term investments are amounts held specifically as collateral for bank guarantees that Quarterhill has entered into for security against potential procedural costs pursuant to a court order regarding patent infringement whereby Quarterhill is the plaintiff. The bank guarantees total 2,940,000 Euros and are valid until March 28, 2018. They shall automatically be extended by periods of one year unless either party informs the other party at least sixty days before the current expiry date that they elect not to extend the bank guarantee. The restricted short-term investment acts as collateral should this renewal not take place and/or the requirement for the security and hence, the restricted short-term investments, is no longer required by the court.

Accounts Receivable, Net

The accounts receivable balance reflects invoices and is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts represents Quarterhill’s best estimate of probable losses that may result from the inability of its customers to make required payments. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. Quarterhill regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances as needed. Consideration is given to accounts past due as well as other risks in the current portion of the accounts.

Unbilled Revenue

Unbilled accounts receivable in the accompanying consolidated balance sheets represent unbilled amounts earned and reimbursable under services sales arrangements, including approximate costs and estimated earnings in excess of billings on uncompleted contracts accounted for under ASC Topic 605-35, Construction-Type and Production-Type Contracts. At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not been billed due to timing, whereby the accumulation of each month’s costs and earnings are administratively billed in subsequent months. Also included in this account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the weighted average basis. Cost includes the cost of acquired material plus, in the case of manufactured inventories, direct labor applied to the product and the applicable share of manufacturing overhead, including rent expense and depreciation based on normal operating capacity.

Property Plant and Equipment

Property plant and equipment is carried at cost less accumulated depreciation and impairment. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	4-7 years

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Building	20 years

Intangible Assets

Intangibles consist of patents, developed software, customer relationships and brand associated with various acquisitions.

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization and impairments.

Developed software is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired on acquisitions.

Brand is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the asset.

Customer relationships represent acquired customer relationships with customers of the acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows.

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible assets as follows:

Patents	up to 20 years
Developed software	5 years
Customer relationship and backlog	7 years
Brand	7 years

Quarterhill continually evaluates the remaining estimated useful life of its intangible assets being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Impairment of Long-Lived Assets

Quarterhill reviews long-lived assets (“LLA”) such as property and equipment and intangible asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by Quarterhill or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in Quarterhill’s share price, a significant decline in revenues or adverse changes in the economic environment.

When indicators of impairment exist, LLA impairment is tested using a two-step process. Quarterhill performs a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

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Investment in Joint Venture

The equity method is used to account for investments in joint ventures and certain other non-controlled entities when Quarterhill has the ability to exercise significant influence over operating and financial policies of the investee, even though the investor holds 50% (joint control) or less of the voting common shares.  Under this method, the investment, originally recorded at cost, is adjusted to recognize Quarterhill’s share of net earnings or losses and other changes in equity and other changes in equity of the affiliate as they occur, with losses limited to the extent of Quarterhill’s investment in, advances to, and commitments to the investee.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment at year end or more frequently if events or changes in circumstances indicate the reporting unit might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. Quarterhill has three reporting units.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Deferred Revenue

Deferred revenue in the accompanying consolidated balance sheets is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, estimated losses on uncompleted contracts, project-related legal liabilities and other project-related reserves, including billings in excess of costs and estimated earnings on uncompleted contracts accounted for under ASC Topic 605-35 and ASC Topic 985-605.  Quarterhill records provisions for estimated losses on uncompleted contracts in the period in which such losses become known. The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Patent Finance Obligations

Patent finance obligations, at inception, are recorded at their fair value using an estimated risk-adjusted discount rate and the carrying value is at amortized cost using the effective interest rate method.

Revenue Recognition

Quarterhill recognizes revenue as earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product or license has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of Quarterhill’s significant types of revenue arrangements.

i) Software and Related Service

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Revenue from perpetual licenses is recognized either upon delivery or over the estimated customer life, depending on whether Quarterhill has obtained Vendor Specific Objective Evidence (“VSOE”) of fair value for the associated undelivered products bundled with the perpetual license. All of the deliverables under these licenses are accounted for in accordance with ASC Topic 985-605, “Software Revenue Recognition”.

When the VSOE of fair value has not been established for both delivered and undelivered elements, Quarterhill uses the residual method to recognize revenue if VSOE of fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided. Software revenue is recognized as license revenues on the statement of operations.

Revenue from renewals of support and maintenance contracts is recognized ratably over the contract term. Renewal and support revenue are recognized as recurring revenues on the statement of operations.

ii) Royalties

Revenue from royalties is recorded when the four major criteria of revenue recognition noted above are met.

Revenues from running royalty arrangements can be based on either a percentage of sales or number of units sold for which Quarterhill earns revenues at the time the licensees’ sales occur. The licensees are obligated to provide Quarterhill with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. Quarterhill’s licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As Quarterhill is unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to it, Quarterhill recognizes running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. Quarterhill monitors the receipt of royalty reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

Revenues from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, Quarterhill assesses if the deliverables have standalone value upon delivery, and if so, accounts for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. Quarterhill determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). Quarterhill determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

As part of the partnering agreements with third parties, Quarterhill is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the years which the aforementioned revenue criteria are met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

iii) Contracted Projects

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The majority of sales of integrated systems are delivered as contracted projects. Quarterhill recognizes contract revenue in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. Quarterhill’s contract types include fixed price and time and materials contracts. Contract revenue includes the initial amount agreed in the contract plus any amendments in contract work to the extent that it is probable they will result in revenue and can be reliably measured.

For fixed price contracts, when circumstances exist allowing Quarterhill to make reasonably dependable estimates of contract revenues, contract costs and the progress of the contract to completion, Quarterhill accounts for revenue under such long-term contracts using the percentage-of-completion (“POC”) method of accounting. Under the POC method, progress towards completion of the contract is measured based upon input measures. Quarterhill measures progress towards completion based upon the cost incurred compared to the total estimated cost to complete. Quarterhill will review the total estimated remaining costs to completion for each of these contracts and apply the impact of any changes on the POC prospectively. If, at any time, Quarterhill anticipates the estimated remaining costs to completion will exceed the value of the contract, the resulting loss will be recognized immediately.

For time and materials contracts, labor and material rates are established within the contract. Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

Contract costs include expenses that relate directly to fulfilling the requirements of a specific contract including materials costs, subcontractor costs, equipment rentals, engineering and project management labor, design and technical support labor, warranty costs, insurance and bond premiums. Contract costs are recognized in the period in which they are incurred unless they result in an asset related to future contract activity.

Unbilled revenue represents the excess of contract costs incurred and estimated gross profits recognized over billings to date. If progress billings received exceed costs incurred plus recognized gross profits, then the difference is presented as deferred revenue in the consolidated balance sheets. Project revenue is recognized as system revenues in the consolidated statements of operations.

iv) Product Sales

Quarterhill recognizes product sales in accordance with ASC Topic 605-15, “Products”.  Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue for products is recognized when the four revenue recognition criteria noted above are met.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale. For sales of products, transfer usually occurs when the product is received at the customer’s warehouse. For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller. Product revenue is recognized as system revenues on the statement of operations.

v) Services Revenue

Quarterhill recognizes service revenue in accordance with ASC Topic 605-20, “Services”.  The scope of services is set forth in the contractual arrangements.  These service contracts can be time and materials based contracts that range from one year to five years in length. Revenues from these services are recognized at the time such services are performed. Quarterhill also enters into contracts that are primarily fixed fee arrangement. In such cases, the proportional performance method is applied to recognize revenues.

Multiple-Element Arrangements

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Quarterhill enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. Quarterhill’s typical multiple-element arrangements involve: (i) software with maintenance services, and (ii) projects with maintenance service and extended warranties.

For Quarterhill’s arrangements involving multiple deliverables, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE. In certain limited instances when Quarterhill is unable to establish the selling price using VSOE, Quarterhill attempts to establish the selling price of each element based on acceptable third-party evidence of selling price (“TPE”); however, Quarterhill is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, Quarterhill uses BESP in its allocation of arrangement consideration, where permitted. The objective of BESP is to determine the price at which Quarterhill would transact a sale if the product or service was sold on a stand-alone basis.

If Quarterhill is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration, less the aggregate fair value of any undelivered elements.

If VSOE of any undelivered software element does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

Quarterhill determines BESP for a product or service by considering multiple factors including, but not limited to, historical pricing practices for similar offerings, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, Quarterhill’s management, taking into consideration Quarterhill’s marketing strategy. Quarterhill regularly reviews VSOE, TPE and BESP.

Research and Development (“R&D”)

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred.

Warranties

Quarterhill records the estimated costs of product warranties at the time revenue is recognized. Warranty obligation arises from Quarterhill having to replace goods and/or services that have failed to meet required customer specifications due to breakdown or error related to product or workmanship. Quarterhill’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which Quarterhill carries on business, freight expense, and material usage and other related repair costs.

Quarterhill’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If Quarterhill experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

Advertising Costs

Quarterhill expenses all advertising costs as incurred. These costs are included in selling, general and administrative costs.

Financing Costs

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Financing costs are comprised of borrowing cost to the extent applicable, foreign currency gains and losses on the translation of foreign-denominated borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and financial liabilities at fair value through profit or loss, gains and losses on hedging instruments recognized through profit and loss, if any.

Leases

Operating lease payments are recognized as selling, general and administrative expenses on a straight‑line basis over the lease term.

If lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight‑line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share are computed using the treasury stock method.

Business Segment Information

ASC Topic 280, “Segment Reporting” (Topic 280), establishes standards for reporting, by public business enterprises, information about operating segments, products and services, geographic areas, and major customers. The method of determining what information, under Topic 280, to report is based on the way that an entity organizes operating segments for making operational decisions and how the entity’s management and chief operating decision maker assess an entity’s financial performance.

Income Taxes, Deferred Taxes and Investment Tax Credits

Quarterhill uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

Quarterhill is also engaged in scientific research and experimental development giving rise to investment tax credits that may be available to reduce future taxes payable in certain jurisdictions. In calculating income taxes and investment tax credits, consideration is given to factors such as current and future tax rates in the different jurisdictions, non-deductible expenses, qualifying expenditures and changes in tax law. In addition, management makes judgments on the ability of Quarterhill to realize deferred taxes and investment tax credits reported as assets based on their estimations of amounts and timing of future taxable income and future cash flows in the related jurisdiction.

Future Accounting Pronouncements

Financial Instruments

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments - Overall (Topic 825): Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01). This update requires that all equity investments be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This update

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also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Additionally, this update eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. The guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted for certain requirements. Quarterhill is currently assessing the impact of this new standard.

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. Quarterhill is currently assessing the impact of this new standard.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for Quarterhill in the first quarter of its fiscal year ending June 30, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending June 30, 2020. Quarterhill is currently assessing the impact of this new standard.

Statement of Cash Flows

In August 2016, FASB issued Accounting Standard Update 2016-15, “Statement of Cash Flows (Topic 230)”, a consensus of the FASB’s Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. Quarterhill is currently assessing the impact of this new standard.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04 “Intangibles-Goodwill and Other-Simplifying the Test for Goodwill Impairment” to simplify how an entity is required to test for goodwill impairment. As a result, an entity will perform its goodwill impairment test by comparing the carrying value of a reporting unit against the fair value and will record an impairment for the amount that the carrying value of a reporting unit exceeds the fair value. The ASU is effective for Quarterhill for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption ws permitted on January 1, 2017. Quarterhill is currently assessing the impact of this new standard.

Business Combinations

In January 2017, the FASB issued a new accounting standard update on the topic of business combinations. The amendments in this update clarify the definition of a business with the object of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. Quarterhill is currently assessing the impact of this new standard.

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Information on Adoption of ASC 606

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The core principle of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The FASB has further clarified this new guidance for revenue recognition by issuing ASU No. 2016-08 (principal versus agent considerations), ASU No. 2016-10 (identifying performance obligations and licensing), ASU No. 2016-12 (narrow-scope improvements and practical expedients), and ASU No. 2016-20 (technical corrections and improvements to Topic 606). The standard, ASC 606, also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The guidance permits two methods of adoption:  retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).  Quarterhill is adopting the new standard as of January 1, 2018 using the modified retrospective transition method under which Quarterhill will record a cumulative-effect adjustment to the opening balance of retained earnings on January 1, 2018 determined on the basis of the impact of the new standard on those contracts that are not completed as of January 1, 2018.  Quarterhill is in the process of identifying and implementing appropriate changes to the business policies, processes and controls necessary to support the adoption, recognition and disclosures under the new standard.

With respect to its Technology segment, under the existing standard, licensing companies report revenue from per-unit royalty based arrangements one quarter in arrears. Under the new guidance, Quarterhill will be expected to estimate per-unit royalty-based revenue. Quarterhill also expects the standard to have a significant impact on the timing of revenue recognition associated with its fixed fee arrangements where under the new standard, Quarterhill would recognize revenues at the time of signing a license agreement rather than over the period of periodic payments.

With respect to its Mobility segment, Quarterhill expects that for the majority of its long-term contracts it will continue to recognize revenue and earnings over time as the work progresses because of the continuous transfer of control to the customer, using an input measure (e.g. costs incurred to date compared to total estimated costs to complete) to reflect progress. The adoption of this standard will impact revenue recognition in relation to the allocation of contract revenues between installations and maintenance agreements on some long-term fixed price contracts.   With respect to its Factory segment, Quarterhill is still evaluating the impact of the adoption of this new accounting standard.

Despite these variabilities, cash flows generated from each contract will remain unchanged.  On the Consolidated Balance Sheet, contracts will continue to be reported 0n a net contract asset (unbilled revenue) or contract liability (deferred revenue) position on a contract by contract basis.

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Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for Quarterhill to ensure that material information relating to us, including our consolidated subsidiaries, that is required to be made known to our Chief Executive Officer and our Chief Financial Officer by others within Quarterhill and disclosed by us in reports filed or furnished by us under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of Quarterhill’s disclosure controls and procedures as of December 31, 2017 and have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Quarterhill’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

We, including our Chief Executive Officer and our Chief Financial Officer, have assessed the effectiveness of Quarterhill’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, we, including our Chief Executive Officer and our Chief Financial Officer, have determined that Quarterhill’s internal control over financial reporting was effective as at December 31, 2017. Additionally, based on our assessment, we determined that there were no material weaknesses in our internal control over financial reporting as at December 31, 2017.

We have excluded International Road Dynamics Inc. and Viziya Corporation from our assessment of internal control over financial reporting as of December 31, 2017 because they were acquired by the Company in a purchase business combination during 2017.  International Road Dynamics Inc. and Viziya Corp. are wholly-owned subsidiaries whose total assets and total revenues represent 34% and 25%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017

The effectiveness of our internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2017.

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Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no significant changes in Quarterhill’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Quarterhill Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.1688
Fax:	1.613.688.4894
www.quarterhill.com